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Re:	ESVF Esports Group Inc.

Draft Registration Statement on Form F-1

Confidentially Submitted on February 22, 2023

CIK No. 0001966233

Dear Sir/Madam:

On behalf of our client, ESVF Esports Group Inc. (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are hereby submitting the Company’s draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”), via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company respectfully advises the Commission that it underwent a series of share swap transactions to complete the acquisition of Ninjas in Pyjamas Gaming AB, a Swedish public limited liability company incorporated in January 2014, which was closed on January 10, 2023 (the “Acquisition”). Ninjas in Pyjamas Gaming AB will be consolidated into the Company’s consolidated financial statements after the Acquisition. As such, the Company has included in the Draft Registration Statement: (i) audited consolidated financial statements as of and for the year ended December 31, 2020 and 2021 for the Company; (ii) audited financial statements as of and for the year ended December 31, 2021 for Ninjas in Pyjamas Gaming AB; (iii) an unaudited pro forma condensed combined statement of comprehensive profit or loss for the year ended December 31, 2021 for the Company, assuming that the Acquisition was completed as of January 1, 2021.

In addition, the Company intends to include the audited consolidated financial statements as of and for the year ended December 31, 2022 in a subsequent submission or filing with the Commission when they become available.

PARTNERS: Pierre-Luc Arsenault3 | Manas Chandrashekar5 | Lai Yi Chau | Michelle Cheh6 | Yik Chin Choi | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | Brian Y.T. Ho | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs5 | Guang Li3 | Wei Yang Lim5 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Jesse D. Sheley# | Yusang Shen | Wenchen Tang3 | Peng Yu3 | Jacqueline B.N. Zheng3,5 | Yu Zheng3

REGISTERED FOREIGN LAWYERS: Gautam Agarwal5 | Joseph R. Casey9 | Yuxin Chen3 | Ju Huang3 | Ding Jin3 | Ming Kong3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Min Lu3 | Bo Peng8 | Shinong Wang3 | Jodi K. Wu9 | David Zhang3 | Xiang Zhou3 | Ling Zhu3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Division of Corporation Finance

Securities and Exchange Commission

February 22, 2023

Furthermore, in making this confidential submission, the Company is complying with the 15-month requirement, rather than the 12-month requirement, with respect to the last year of audited financial statements, pursuant to Instruction 2 to Item 8.A.4 of Form 20-F. The Company represents to the Commission that: (i) the Company is not required to comply with the 12-month requirement in Item 8.A.4 of Form 20-F in any other jurisdiction outside the United States; and (ii) compliance with Item 8.A.4 of Form 20-F at present for this confidential submission of the Draft Registration Statement is impracticable and involves undue hardship for the Company.

If you have any question regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3761 3318 (work) or +852 9124 8324 (cell) or via e-mail at david.zhang@kirkland.com, and Steve Lin by phone at +86 10 5737 9301 (work) or +86 186 1049 5593 (cell) or via e-mail at steve.lin@kirkland.com, or Charles Yin, partner at Marcum Asia CPAs LLP, by phone at +86 133 1619 6688 or via email at charles.yin@marcumasia.com. Marcum Asia CPAs LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang
David Zhang

Enclosure

c.c.	Mario Yau Kwan Ho, Co-Chief Executive Officer
Hicham Chahine, Co-Chief Executive Officer
Zhiyong Li, Chief Financial Officer
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP
Charles Yin, Partner, Marcum Asia CPAs, LLP
Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP